Atlas Copco AB
Nacka, Sweden
Notice of Annual General Meeting

The Shareholders of Atlas Copco AB are invited to attend the Annual General Meeting (the Meeting) to be held on Thursday April 26, 2007 at 5.00 p.m. (Swedish time) at Aula Magna, University of Stockholm*, Frescativägen 6, Stockholm

* Subway red line towards Mörby Centrum, station Universitetet. Bus 40, 540 or 670, stop Universitetet

Notification of attendance

Shareholders, intending to participate in the Meeting, must

- be recorded in the register of shareholders kept by VPC AB (the Swedish Securities Register Centre) on Friday April 20, 2007, and
- notify the Company of their intent to participate in the Meeting no later than 4.00 p.m., Friday April 20, 2007 in writing to Atlas Copco AB, Sweden Holding, SE-105 23 Stockholm, or on the company website www.atlascopco.com/agm or by telephone +46 (0)8 743 80 00 or by telefax +46 (0)8 644 90 45.

Shareholders whose shares are held in trust by a bank or other trustee must temporarily register their shares in their own names in the register of shareholders of VPC AB to be able to participate in the Meeting. Such temporary registration must be recorded by Friday April 20, 2007. Shareholders should notify their trustees well in advance of this date.

Shareholders may attend and vote at the Meeting in person or by proxy. Representatives of legal entities must be able to present a copy of the registration certificate or other similar authorization document to support the proxy.

Personal data obtained from notifications, proxies and the register of shareholders kept by VPC will solely be used for the necessary registration and preparation of the voting list for the Meeting.

Entrance cards will be sent to the Shareholders who have notified their intention to participate.

The President's speech as well as supporting presentation material will be available on the company website www.atlascopco.com/agm from April 27, 2007.

Agenda

1. Opening of the Meeting and election of Chairman
2. Preparation and approval of voting list
3. Approval of agenda
4. Election of one or two persons to approve the minutes
5. Determination whether the Meeting has been properly convened or not
6. Presentation of the Annual Report and the Auditor's Report as well as the Consolidated Annual Report and the Consolidated Auditor's Report
7. The President's speech and questions from shareholders to the Board of Directors and the Management
8. Report on the functions of and work performed by the Board of Directors and its Audit Committee

Group Center
\B ockholm
Visitors address: Sickla Industriväg 3 Nacka
Telephone: +46 (0)8 743 8000
Telefax: +46 (0)8 644 9045
Web site www.atlascopco.com
A Public Company (publ)
Reg. No: 556014-2720
Reg. Office Nacka

9. Decisions
   a) regarding approval of the Profit and Loss Account and the Balance Sheet as well as the Consolidated Profit and Loss Account and the Consolidated Balance Sheet
   b) regarding discharge from liability of the Board members and the President
   c) regarding the allocation of the Company's profit according to the approved Balance Sheet
   d) regarding record day for receiving dividend
10. Determination of the number of Board members and deputy members to be elected at the Meeting
11. Election of Board members and, if applicable, deputy members as well as of Chairman of the Board and Vice Chairman of the Board
12. Determining the remuneration to the Board of Directors and its committees
13. Report on the function and work performed by the Board's Remuneration Committee
   as well as proposal regarding
   a) guiding principles for the remuneration of senior executives
   b) a performance related personnel option program for 2007
   c) amendment of terms for the performance related personnel option program for 2006
14. The Board's of Directors' proposal regarding purchase of A-shares and transfer of already repurchased B-shares and of A-shares
15. The Board of Directors' proposal for a decision regarding a split and an automatic redemption procedure, including:
   a) change of the Articles of Association,
   b) split 3:1
   c) reduction of the share capital by redemption of A-shares and B-shares
   d) restoring the share capital by way of a bonus issue without shares
16. The Board of Directors' proposal regarding
   a) reduction of the share capital by redemption of the Company's own B-shares
   b) restoring the share capital by way of a bonus issue without shares
17. Report on the work performed by the Nomination Committee and proposal regarding Nomination Committee
18. Closing of the Meeting

The Board of Directors' proposals regarding dividend and record day
Item 9c) and d) The Board proposes that the dividend for 2006 is decided to be SEK 4.75 per share and that May 2, 2007 is the record day for the dividend. If the Meeting decides as proposed, the dividend is expected to be distributed by VPC on May 7, 2007.

Proposals from the Nomination Committee
The Nomination Committee, consisting of Lennart Johansson, the chairman of the Committee, Investor AB, Ramsay Brufer, Alecta Pensionsförsäkring, Björn C Andersson, Handelsbanken fonder, and William af Sandeberg, Första AP-fonden, who together represent more than 24% of the total number of votes, as well as Sune Carlsson, the chairman of the Board, proposes as follows:
Item 1: That Sune Carlsson is elected chairman of the Meeting.
Item 10: That seven Board members are elected.

Item 11: That the following Board members are re-elected: Sune Carlsson, Jacob Wallenberg, Gunnar Brock, Staffan Bohman, Ulla Litzén, Grace Reksten Skaugen and Anders Ullberg.
Thomas Leysen has declined re-election.
That Sune Carlsson is elected chairman and Jacob Wallenberg vice chairman of the Board of Directors.
Information regarding all proposed Board members is available on www.atlascopco.com/agm.
Item 12: An unchanged fee of SEK 1,350,000 to the chairman of the Board, SEK 500,000 to the vice chairman and SEK 400,000 to each member not employed by the company.
An unchanged fee to the members of the Audit Committee of SEK 150,000 to the chairman and SEK 100,000 to the other two members.
An unchanged fee to each of the three members of the Remuneration Committee of SEK 50,000.
A fee of SEK 50,000 to each Board member who, in addition to the above, participates in a committee in accordance with a decision of the Board of Directors

Item 17 a) That the company shall have a nomination committee consisting of the chairman of the Board and a representative from each of the four largest shareholders in terms of voting rights. During the third quarter of 2007 the chairman of the Board shall contact the four largest by VPC directly registered or ownership grouped shareholders for the appointing of an owner representative. The names of the four owner representatives and the names of the shareholders they represent shall be made public latest six months prior to the Annual General Meeting 2008 and be based upon the known number of votes immediately prior to the publishing. The term of office of the nomination committee lasts until a new nomination committee has been appointed. The chairman of the nomination committee shall, unless the members otherwise agree, be the member who represents the shareholder with the largest number of votes.
b) that representatives who have been appointed by such shareholders who, during the term of the nomination committee, no longer belong to the group of four largest shareholders in terms of voting rights, shall cease to be members of the committee and the one, or those, shareholder(s) who has been added among the four shareholders with the largest voting rights shall appoint its/their representative(s). Unless there are special circumstances to the contrary, there shall be no change in the composition of the nomination committee if there are only marginal changes in the number of votes or a change occurs later than three months prior to the Annual General Meeting. A shareholder who has appointed a representative as member of the nomination committee can replace such representative with a new representative to be a member of the nomination committee. Every change in the composition of the nomination committee shall be made public as soon as it has taken place.
c) that the nomination committee shall prepare proposals to the Annual General Meeting 2008 regarding the following matters for decision:
Proposal regarding chairman for the Annual General Meeting, number of Board members, composition of the Board of Directors, chairman and vice chairman of the Board of Directors, remuneration to the chairman, vice chairman and other Board members not employed by the company, compensation for committee work and the criteria for the selection of the nomination committee and decision points for the Annual General Meeting 2009.

d) that, in connection with its mission in general, the nomination committee shall fulfil those tasks that, according to the Swedish Code of Corporate Governance, are allocated to a nomination committee and that the company, upon request from the nomination committee, shall provide resources like for example the secretary function in the nomination committee in order to facilitate the work of the committee. Upon request, the company shall also carry such reasonable costs for external consultants who are deemed by the nomination committee to be required in order for the nomination committee to carry out its mission.

The proposal is available with the company and on the internet homepage www.atlascopco.com/agm and will also be sent free of charge to the shareholder who so requests.

Item 13 - The Board's proposal regarding

a) guiding principles for remuneration for senior executives
The term "senior executives" covers the President and the other seven members in the Group management team.

The proposal of the Board for 2007, which is in compliance with the principles of previous years and are based on agreements already entered into between Atlas Copco and respective employee, is as follows.

The Remuneration to the senior executives shall consist of a base salary, variable compensation, long term incentive (personnel options), pension premium and additional benefits. The base salary reflects the position, qualification and individual performance.

The size of the variable compensation depends on the extent to which predetermined quantitative and qualitative goals are met. The variable compensation is limited to maximum 70% of the base salary for the President, to 50% for the Business Area Executives and to 40% for the other senior executives.

The Board is now proposing a performance related personnel option program for 2007 as outlined in b) below.

Pension premiums are paid in accordance with a premium based plan within a range of 25-35% of the base salary depending on age. In addition, the President is entitled to pension in case of illness corresponding to 50% of the base salary.

Additional benefits consist of company car and private health insurance.

A mutual notice term of six months applies. The maximum compensation in case of termination of employment is 24 months base salary.

The Board reserves the right to deviate from these guiding principles if special reasons for such a deviation exist in any individual case.

The proposal is available with the company and on the internet homepage www.atlascopco.com/agm and will also be sent free of charge to the shareholder who so requests.

b) a performance related personnel option program for 2007

Background and reasons for the proposal
In the opinion of the Board, it is important, and it is also in the best interest of the shareholders, that key personnel in Atlas Copco have a long term interest in a good value development of the shares of the company and align their performance in a manner that enhances such a development. It is also the assessment of the Board that a share related option program increases the attractiveness of Atlas Copco on the global market and enhances the possibility to recruit and keep key personnel in the Group.
Scope and main principles
Granting
The Board has the right to decide on the granting of personnel options that can give a maximum of 220 key personnel in the Group the possibility to acquire a maximum of 1,600,000 Atlas Copco A-shares.

The granting is dependent on the value increase of the Group expressed as Economic Value Added (EVA) during 2007. In an interval of SEK 700,000,000 the granting varies linear from zero to 100% of the maximum grant. The size and the limits of the interval have been established by the Board and are in full compliance with the goals for the Group set in the long range plan.
The granting of personnel options is (unchanged) maximized to the following number per person within the respective key group:

category 1 – the President – 50,000 personnel options
category 2 – Business Area Executives (3) – 25,000 personnel options
category 3 – other members of the Group management and division Presidents (approx 25) – 12,500 personnel options
category 4 – other key personnel (approx 175) – 6,250 personnel options.

The Board shall decide which persons shall be included in the categories above based on position, qualification and individual performance. The granting of personnel options will take place not later than during March 2008.
The Board shall have the right to introduce an alternative incentive program for key personnel in such countries where the granting of personnel options is not feasible. Such alternative incentive solutions shall, to the extent possible, have terms and conditions corresponding to the ones applicable to the personnel option programme.

The term of the personnel options
The term of the personnel options shall be five years from the date of the grant. The personnel options are not transferable.

Exercise price
The exercise price shall be set to an amount corresponding to 110 % of the average of the closing rates at the Stockholm Stock Exchange of A-shares during a period of 10 business days next following the date of the publishing of the annual accounts (fourth quarter press release) for the year 2007 operations.

Delivery of shares and costs
Personnel options shall give the right to purchase already issued shares.
To limit the economic risk in case of an increase of the share value during the term of the personnel options and in order to secure the delivery of shares in accordance with agreements regarding personnel options the company has the intention, subject to approval of the Annual General Meeting, to transfer and acquire own shares as stated under the proposal in Item 14 below.

c) amendment of terms for performance related personnel option program for 2006
At the adoption of the 2006 performance related personnel option program it was stated that the vesting of the personnel options require continued employment. The Board have in the above proposal for a performance related personnel option program for 2007 relinquished this requirement. The Board proposes the Annual General Meeting, in order to gain similarity between the 2006 and 2007 personnel option programs, resolves that the 2006 personnel option program is amended meaning that the vesting of the personnel options do not require continued employment since the options are a compensation for a well defined and executed performance.

Decisions in accordance with the proposal from the Board on a), b) and c), requires that shareholders representing more than half of the votes cast supports the proposal.

The complete proposal of the Board under this item is available with the company and on the internet homepage www.atlascopco.com/agm not later than April 10, 2007. The complete proposal will also be sent free of charge to the shareholder who so requests.

Item 14 - The Board of Directors' proposal for the acquisition of A-shares and transfer of already acquired B-shares and of A-shares

Background
The Board of Directors makes the assessment that it is advantageous for the company to be able to use already repurchased shares in connection with the company's personnel option program 2006 as well as the personnel option program for 2007 proposed by the Board of Directors.
a) acquisition of own A-shares
The Board of Directors proposes that the Annual General Meeting resolves to authorise the Board, for a period until the next Annual General Meeting, to resolve on an acquisition of shares in the company, on one or more occasions, in order to be able to fulfil the obligation to deliver shares under the company's personnel option program 2006 as well as the proposed personnel option program 2007 in accordance with the following.
The company may repurchase a maximum of 3,200,00 A-shares, corresponding to a maximum of 0.5 per cent of the total number of shares in the company, the shares may only be acquired on the Stockholm Stock Exchange and a repurchase of shares on the Stockholm Stock Exchange may only be made at a price per share that falls within the registered price interval for the share at each given time.
b) transfer of already owned B-shares and A- shares
(i) The Board proposes that the Annual General Meeting resolves to authorise the Board to, during the period up until the next Annual General Meeting, resolve to transfer shares in the company, on one or several occasions, with the object to cover costs for acquiring

own A-shares according to a) above, to cover cash set-offs for the case no delivery of A-shares can be made according to the terms and conditions of the company's personnel option programs or in order to fulfil alternative incentive solutions in countries where allocation of personnel options is not possible, and to cover costs, primarily social security charges, according to the following.
Transfer may be made of a maximum of 4,414,200 shares of Series B, corresponding to a maximum of 0.7 per cent of the total number of shares in the company, the shares may only be transferred on the Stockholm Stock Exchange and a transfer of shares on the Stockholm Stock Exchange may only be made at a price per share that falls within the registered price interval for the share at each given time.
(ii) The Board also proposes that the Annual General Meeting resolves to transfer shares in the company in relation to the company's personnel option program 2006 according to the following.
A maximum of 1,600,000 A-shares may be transferred, right to acquire shares is to be granted to the persons participating in the company's personnel option program 2006, with a right for each participant to acquire the maximum number of shares stipulated in the terms and conditions of the company's personnel option program 2006, the participants' right to receive shares is conditional upon all terms and conditions of the company's personnel option program 2006 being fulfilled, shares are to be transferred on the terms and conditions stipulated by the company's personnel option program 2006, meaning inter alia, that what is there stated regarding price and time during which the participants are to be entitled to use their right to acquire shares is also applicable to the transfer. Participants are to pay for the shares within the time and on the terms stipulated in the personnel option program 2006.
With respect to the number of shares that may be transferred under the company's personnel option program 2006, customary terms for recalculation as a result of bonus issue, share split, rights issues and similar measures in accordance with the terms and conditions of the personnel option program.

(iii) The Board further proposes that the Annual General Meeting resolves to transfer shares in the company in relation to the company's personnel option program 2007 according to the following.
A maximum of 1,600,000 shares of Series A may be transferred, right to acquire shares shall be granted to the persons participating in the company's proposed personnel option program 2007, with a right for each participant to acquire the maximum number of shares stipulated in the terms and conditions of the company's personnel option program 2007, the participants' right to receive shares is conditional upon all terms and conditions of the company's proposed personnel option program 2007 being fulfilled, shares are to be transferred on the terms and conditions stipulated in the company's proposed personnel option program 2007, meaning inter alia, that what is there stated regarding price and time during which the participants are to be entitled to use their right to acquire shares is also applicable to the transfer. Participants are to pay for the shares within the time and on the terms stipulated in the personnel option program 2007.
With respect to the number of shares that may be transferred under the company's personnel option program 2007, customary terms for recalculation as a result of bonus issue, share split, rights issues and similar measures in accordance with the terms and conditions of the personnel option program.

The Board states the following reasons for a deviation from the shareholders' preferential rights and the basis for determination of transfer prices for the transfers of own shares. The transfer of own shares is an integrated part of the previously implemented personnel option program as well as the personnel option program proposed for the Annual General Meeting 2007. The basis for determination of the applicable transfer prices follows from the proposals by the Board set out above.

In order for a resolution by the General Meeting in accordance with the Board's proposal according to a) above to be valid, the resolution must be supported by shareholders holding at least two-thirds of the votes cast as well as the shares represented at the General Meeting. In order for a resolution by the General Meeting in accordance with the proposals under b) above to be valid, the resolutions must be supported by shareholders holding at least nine tenths of the votes cast as well as the shares represented at the General Meeting.

Item 15 - The Board of Directors' proposal regarding a share split and automatic redemption

Background

The financial position of the company is very strong due to a number of years with improved profitability and the recent disposal of the equipment rental business. In order to adjust the Group's balance sheet into a more efficient structure, while preserving adequate financial flexibility for further growth, the Board proposes that the Annual General Meeting resolves on a redemption procedure with a share split 3:1. By this procedure each old share will be divided into three new shares. Out of those, one share will automatically be redeemed for SEK 40, to the effect that a total amount of MSEK 24,415,694,080 will be distributed to the shareholders in addition to the proposed ordinary dividend distribution of SEK 4.75 per share. To make it possible to distribute funds to the shareholders in an easy and time-efficient way, the Board further proposes that the share capital of the company is increased by SEK 262,002,730 by way of a bonus issue. In view hereof, the Board of Directors proposes that the Annual General Meeting resolves in accordance with the following proposal.

a) amendment of the Articles of Association

The Board proposes that the wording of the Articles of Association be amended, to the principal effect that

(i) the number of shares that may be issued by the Company is increased from a minimum of 240,000,000 and a maximum of 960,000,000 to a minimum of 500,000,000 and a maximum of 2,000,000,000, and that

(ii) the number of shares that may be issued of Series A be changed from a maximum of 960,000,000 to a maximum of 2,000,000,000 and that the number of shares that may be issued of Series B be changed from a maximum of 960,000,000 to a maximum of 2,000,000,000 (§ 4).

b) share split

The Board proposes that the quota value of the share (the share capital divided by the number of shares) is changed by way of a share split, so that each share (irrespective of the Series of shares) is divided into three shares, of which one is to be named redemption share in the VPC system and be redeemed in the manner described under c) below. The

record day at VPC AB (the Swedish Central Security Depository) for implementation of the share split is to be May 22, 2007. After implementation of the share split, the number of shares in the company will increase from 628,806,552 to 1,886,419,656, of which 1,259,091,144 are A-shares and 627,328,512 are B-shares, each share with a quota value of approximately SEK 0.4167.

c) reduction of the share capital for repayment to the shareholders by redemption of A-shares and B-shares

The Board of Directors proposes that the company's share capital be reduced for repayment to the shareholders by SEK 262,002,730 (the reduction amount) by way of redemption of 628,806,552 shares, of which 419,697,048 are A-shares and 209,109,504 are B-shares. The shares that are to be redeemed are the shares which, after implementation of the share split in accordance with b) above, are named redemption shares in the VPC system, whereby the record day for the right to receive redemption shares according to b) above is to be May 22, 2007.

The purpose of the reduction of the share capital is repayment to the shareholders and, to the extent that the reduction of the share capital is implemented by way of redemption of shares held by the company, for transfer to a fund to be used in accordance with the General Meeting's decision.

For each redeemed share (irrespective of the series of shares) a redemption amount of SEK 40 will be paid, of which approximately SEK 39.58 exceeds the quota value of the share. However, no payment is to be made in respect of redeemed shares held by the company. The total redemption amount is calculated to an amount of SEK 24,415,694,080 (the amount is calculated on the number of shares in the company per February 1, 2007, at which time the company held 18,414,200 own shares). In addition to the reduction amount, a total amount of SEK 24,161,363,930 will be distributed, by use of the company's non-restricted equity. The redemption price is to be paid as soon as possible, however not later than ten banking days after the day of registration of all resolutions under a) – d) with the Swedish Companies Registration Office.

Following the reduction of the share capital, the company's share capital will amount to SEK 524,005,460, divided on, in total 1,257,613,104 shares, of which 839,394,096 are A-shares and 418,219,008 are B-shares, each share with a quota value of approximately SEK 0.4167. Apart from the reduction of the share capital, the company's restricted shareholders' equity will not be affected.

In its statement pursuant to Chapter 20, Section 13, fourth paragraph of the Swedish Companies Act, the Board of Directors states the following. The resolution on reduction of the share capital for repayment to the shareholders by redemption of shares according to c) above may be implemented without obtaining the Swedish Companies Registration Office's or a general court's permission, since the company at the same time implements a bonus issue according to d) below, as a measure with the object that neither the company's restricted shareholders' equity, nor its share capital be reduced. The effect of the reduction of the share capital and the bonus issue on the company's restricted shareholders' equity and the share capital appears, as concerns the reduction, from what is stated in the preceding paragraph and, as concerns the bonus issue, from what is stated in d) below.

d) increase of the share capital by way of a bonus issue

The Board of Directors further proposes that the General Meeting resolves that the company's share capital be increased by way of a bonus issue by SEK 262,002,730 to SEK 786,008,190 by a transfer of SEK 262,002,730 from the non-restricted equity. No new shares are to be issued in connection with the bonus issue.

The number of shares of the company will, after implementation of the increase of the share capital, be 1,257,613,104, of which 839,394,096 are A-shares and 418,219,008 are B-shares, each share with a quota value of SEK 0.625.

The resolutions by the General Meeting in accordance with a) – d) above are to be adopted as one single resolution. In order for a resolution by the General Meeting to be valid, the resolution must be supported by shareholders holding at least two-thirds of the votes cast as well as the shares represented at the General Meeting.

Item 16 - The Board of Directors' proposal regarding a reduction of the share capital by redemption of the Company's own B-shares and increase of the share capital by way of a bonus issue

Background

The Board of Directors proposes that the company's share capital is reduced by SEK 17,500,000 by way of redemption of 28,000,000 of the company's own B-shares. To implement these measures in an easy and time-efficient way, the Board further proposes that the company's share capital is increased by SEK17,500,000 by way of a bonus issue. In view hereof, the Board proposes that the Annual General Meeting resolves in accordance with the following proposal.

a) reduction of the share capital by redemption of the Company's own B-shares

The Board proposes that the company's share capital be reduced by SEK 17,500,000 (the reduction amount) by way of redemption of 28,000,000 B-shares. The shares that are to be redeemed are the B-shares that are held by the company after repurchase in accordance with authorisation from the General Meeting and that have been transformed to 28,000,000 shares as a result of the decision on split in Item 15 above.

The purpose of the reduction of the share capital is the transfer to a fund to be used in accordance with the General Meeting's decision.

Following the implemented reduction of the share capital, the company's share capital amounts to SEK 768,508,190, divided on, in total 1,229,613,104 shares, of which 839,394,096 are A-shares and 390,219,008 are B-shares, each share with a quota value of SEK 0.625. Apart from the reduction of the share capital, the company's restricted shareholders' equity will not be affected.

As its statement pursuant to Chapter 20, Section 13, fourth paragraph of the Swedish Companies Act, the Board of Directors states the following. The resolution on reduction of the share capital by redemption of the company's own B-shares according to this a) may be implemented without obtaining the Swedish Companies Registration Office's or a general court's permission, since the company at the same time implements a bonus issue according to b) below, as a measure with the object that neither the company's restricted shareholders' equity, nor its share capital be reduced. The effect of the reduction of the share capital and the bonus issue on the company's restricted shareholders' equity and the share capital appears, as concerns the reduction, from what

is stated in the preceding paragraph and, as concerns the bonus issue, from what is stated in b) below.

b) increase of the share capital by way of a bonus issue

The Board further proposes that the General Meeting resolves that the company's share capital be increased by way of a bonus issue of SEK 17,500,000 to SEK 786,008,190, by a transfer of SEK 17,500,000 from the company's non-restricted equity. No new shares are to be issued in connection with the bonus issue.

The number of shares of the company will, after implementation of the increase of the share capital, be 1,229,613,104, of which 839,394,096 are A-shares and 390,219,008 are B-shares, each share with a quota value of approx. SEK 0.631.

The resolutions by the General Meeting in accordance with a) – b) above are to be adopted as one single resolution. In order for a resolution by the General Meeting to be valid, the resolution must be supported by shareholders holding at least two-thirds of the votes cast as well as the shares represented at the General Meeting.

The complete proposals of the Board are available with the company and on the internet homepage www.atlascopco.com/agm and will also be sent free of charge to the shareholder who so requests.

Finally, the Board of Directors proposes that the General Meeting resolves to authorise the company's managing director to make the minor adjustments in the resolutions under items 14, 15 and 16 above, which may be required in connection with the registration of the resolutions with the Swedish Companies Registration Office or VPC AB.

In connection with the Annual General Meeting one award will be granted, "Peter Wallenberg Marketing and Sales Award" for the developing of new methods in the areas of marketing and sales.

Nacka, March 2007

Board of Directors

END